February 8, 2011

Re:	Tesoro Corporation
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed March 1, 2010

 VIA EDGAR TRANSMISSION

Securities and Exchange Commission
Judiciary Plaza
Washington, D.C.  20549-0405

Attention:  Mr. H. Roger Schwall
By letter dated February 2, 2011, Tesoro Corporation, a Delaware corporation (the “Company”), received two remaining comments from the Staff of the Commission relating to the Company’s response letter dated December 29, 2010 concerning the Company’s Annual Report on Form 10-K for the year ended December 31, 2009, File No. 001-03473 (the “2009 Form 10-K”), and one comment on the Form 8-K filed January 18, 2011 (the “Form 8-K”).  We are filing this letter in response to these comments.

For your convenience, we have reproduced each of the comments contained in the Staff’s letter of February 2, 2011, with the numbers to the left of each item corresponding to the numbers contained in such letter.  Based on the Company’s responses set forth below to the Staff’s comments, the Company does not believe that any of the Staff’s comments require the Company to file an amendment to the 2009 Form 10-K.

Form 10-K for the Fiscal Year Ended December 31, 2009

General

1.
We note your response to comment 2 in our letter dated December 1, 2010.  Please revise your disclosure to quantify the resources that will be available to you from the spill response organizations in the event of a spill.  We further note, as disclosed in the first paragraph on page 13 of your annual report on Form 10-K, that you also maintain your own “spill-response capability.” Please revise your disclosure to discuss and quantify the resources you have reserved, or would be able to use, under your own spill-response plans.

Response:

We have provided below a draft of revised disclosures to be included in our 2010 Form 10-K.

Business and Properties: Governmental Regulation and Legislation

Our intent is to replace the “Oil Spill Prevention and Response” on page 12 of our 2009 Form 10-K with the following disclosure in our 2010 Form 10-K:

Securities and Exchange Commission
February 8, 2011

Oil Spill Prevention and Response

We operate in environmentally sensitive coastal waters, where tanker, pipeline and other petroleum product transportation operations are regulated by federal, state and local agencies and monitored by environmental interest groups. The transportation of crude oil and refined products over water involves risk and subjects us to the provisions of the Federal Oil Pollution Act of 1990 and related state requirements, which require that most oil refining, transport and storage companies maintain and update various oil spill prevention and oil spill contingency plans. We have submitted these plans and received federal and state approvals necessary to comply with the Federal Oil Pollution Act of 1990 and related regulations. We frequently review and modify our oil spill prevention plans and procedures to prevent crude oil and refined product releases and to minimize potential impacts should a release occur.

We currently utilize time charter tankers to ship crude oil from foreign and domestic sources to our California, Mid-Pacific and Pacific-Northwest refineries. The tanker owners contract with Federally Certified Oil Spill Response Organizations (“OSROs”) to comply with federal, state and local requirements, except in Alaska where we contract with the OSROs.  The OSROs are capable of responding to an oil spill equal to the greatest tanker volume delivering crude oil to our refineries.  Those volumes range from 350,000 barrels at our California refineries and up to one million barrels at our Hawaii refinery.  We maintain our own spill-response resources to mitigate the impact of a spill from a tanker at our refineries until an OSRO can deploy its resources.

We have entered into spill-response contracts with various OSROs to provide spill-response services, if required, to respond to a spill of oil originating from our facilities. We have spill-response agreements in Alaska with Cook Inlet Spill Prevention and Response, Incorporated and with Alyeska Pipeline Service Company. We have a spill-response services agreement in Hawaii with Clean Islands Council. We also have entered into contracts with Marine Spill Response Corporation for Hawaii, the San Francisco Bay, Puget Sound, the Port of Los Angeles and the Port of Long Beach, Clean Rivers for the Columbia River, and Bay West in our Mid-Continent region. These OSROs are capable of responding to an oil spill on water equal to the greatest volume above ground storage tank at our facilities.  Those volumes range from 50,000 to 600,000 barrels.  We also contract with two spill-response organizations outside the U.S. to support our shipments in foreign waters. In addition, we contract with various spill-response specialists to ensure appropriate expertise is available for any contingency. We believe these contracts provide the additional services necessary to meet or exceed all regulatory spill-response requirements and support our commitment to environmental stewardship.

The services provided by the OSROs principally consist of operating response-related equipment, managing certain aspects of a response and providing technical expertise. The OSROs provide various resources in response to an oil spill.  The resources include dedicated vessels that have skimming equipment to recover oil, storage barges to temporarily store recovered oil, containment boom to control the spread of oil on water and land and to protect shorelines, and various pumps and other equipment supporting oil recovery efforts and the protection of natural resources.  The OSROs have full-time personnel and contract with third parties to provide additional personnel when needed.

As a general matter, our agreements with these organizations do not contain specific physical or financial limitations.  General physical limitations of these organizations would include the geographical area for which services are available and the amount of resources available at the initiation of a request for services or the duration of response and recovery efforts.

Securities and Exchange Commission
February 8, 2011

  Additionally, we require all chartered vessels used for the transportation of crude oil and heavy products over water to be double-hulled. All vessels used by us to transport crude oil and refined products over water are examined or evaluated and subject to our approval prior to their use.

Risk Factors

Our intent is to provide for additional disclosure in the following Risk Factors on page 19 of our 2009 Form 10-K, “Our operations are subject to operational hazards that could expose us to potentially significant losses” and “Our business is impacted by environmental risks inherent in refining operations,” with the following disclosure in our 2010 Form 10-K:

Our operations are subject to operational hazards that could expose us to potentially significant losses.

Our operations are subject to potential operational hazards and risks inherent in refining operations and in transporting and storing crude oil and refined products, such as fires, major accidents, severe weather, natural disasters, explosions, maritime disasters, labor disputes, security breaches, pipeline ruptures and spills and mechanical failure of equipment at our or third party facilities, any of which can result in business interruptions or shutdowns and damage to our properties and the properties of others. A serious accident at our facilities could also result in serious injury or death to our employees or contractors and could expose us to significant liability for personal injury claims and reputational risk. Any such event or unplanned shutdown could have a material adverse effect on our business, financial condition and results of operations.

We carry property, casualty and business interruption insurance but we do not maintain insurance coverage against all potential losses. Marine vessel charter agreements do not include indemnity provisions for oil spills so we also carry marine charterer’s liability insurance.  We could suffer losses for uninsurable or uninsured risks or in amounts in excess of existing insurance coverage. The occurrence of an event that is not fully covered by insurance or failure by one or more insurers to honor its coverage commitments for an insured event could have a material adverse effect on our business, financial condition and results of operations.

While we do not act as an owner or operator of any marine tankers, we do maintain marine charterer’s liability insurance with a primary coverage of $500 million, subject to a $25,000 deductible, and an additional $500 million in umbrella policies for a total of $1 billion in coverage for liabilities, costs and expenses arising from a discharge of pollutants. In addition, Tesoro maintains $10 million in marine terminal operator’s liability coverage, subject to a $150,000 deductible, and an additional $500 million in umbrella coverage for a total of $510 million in coverage for sudden and accidental pollution events and liability arising from marine terminal operations.

Our business is impacted by environmental risks inherent in refining operations.

The operation of refineries, pipelines and refined products terminals is inherently subject to the risks of spills, discharges or other inadvertent releases of petroleum or hazardous substances. If any of these events had previously occurred or occurs in the future in connection with any of our refineries, pipelines or refined products terminals, or in connection with any facilities to which we sent or send wastes or by-products for treatment or disposal, other than events for which we are indemnified, we could be liable for all costs and penalties associated with their remediation under federal, state and local environmental laws or common law, and could be liable for property damage to third parties caused by contamination from releases and spills. The penalties and clean-up costs that we may have to pay for releases or the amounts that we may have to pay to third parties for damages to their property, could be significant and the payment of these amounts could have a material adverse effect on our business, financial condition and results of operations.

Securities and Exchange Commission
February 8, 2011

We operate in and adjacent to environmentally sensitive coastal waters where tanker, pipeline and refined product transportation and storage operations are closely regulated by federal, state and local agencies and monitored by environmental interest groups. Our California, Mid-Pacific and Pacific Northwest refineries import crude oil and other feedstocks by tanker. Transportation and storage of crude oil and refined products over and adjacent to water involves inherent risk and subjects us to the provisions of the Federal Oil Pollution Act of 1990 and state laws in California, Hawaii, Washington and Alaska. Among other things, these laws require us and the owners of tankers that we charter to deliver crude oil to our refineries to demonstrate in some situations the capacity to respond to a spill up to one million barrels of oil from a tanker and up to 600,000 barrels of oil from an above ground storage tank adjacent to water (a “worst case discharge”) to the maximum extent possible.

We and the owners of tankers we charter have contracted with various spill response service companies in the areas in which we transport and store crude oil and refined products to meet the requirements of the Federal Oil Pollution Act of 1990 and state and foreign laws. However, there may be accidents involving tankers, pipelines or above ground storage tanks transporting or storing crude oil or refined products, and response services may not respond to a “worst case discharge” in a manner that will adequately contain that discharge, or we may be subject to liability in connection with a discharge.  Additionally, we cannot ensure that all resources noted above could be available for our or a chartered tanker owner’s use at any given time.  There are many factors that could inhibit the availability of these resources, including, but not limited to, weather conditions, governmental regulations or other global events.  By requirement of state or federal ruling, the availability of these resources could be diverted to respond to other global events.

2.
We note that in your responses to comments 3, 4, and 5 in our letter dated December 1, 2010, you have undertaken to provide revised disclosure in your 2010 Form 10-K.  In connection with each such comment, please provide a sample of the disclosure that you propose to include.

Response:

In connection with comment No. 3 regarding our Risk Factors, please see our proposed disclosure above in our response to comment 1 of the Staff’s letter dated February 2, 2011.

Please see our draft disclosure to comment No. 4 below to name the court or agency in which the proceedings are pending and the date instituted as described in Item 103 of Regulation S-K. Our intent is to provide for additional disclosure to the following cases in “Legal Proceedings” on page 22 of our 2009 Form 10-K with the following disclosure in our 2010 Form 10-K:

During 2009, Chevron filed a lawsuit against us claiming they are entitled to a share of the refunds we received in 2008 from the owners of the Trans Alaska Pipeline System (“TAPS”). We received $50 million in 2008, net of contingent legal fees, for excessive intrastate rates charged by TAPS during 1997 though 2000, and the period of 2001 through June 2003. Chevron is asserting that it is entitled to a share of its portion of the refunds for retroactive price adjustments under our previous crude oil contracts with them. In September 2010, the trial court judge granted Chevron’s motion for summary judgment and awarded them $16 million. We disagree with the trial court and have appealed the decision to the Alaska Supreme Court in which the proceeding is now pending.  We believe that the outcome of this matter will not materially impact our liquidity and consolidated financial position, as we have established an accrual for this matter.

Securities and Exchange Commission
February 8, 2011

We are a defendant, along with other manufacturing, supply and marketing defendants, in six lawsuits alleging MTBE contamination in groundwater. We were served with the sixth lawsuit in April 2010. The defendants are being sued for having manufactured MTBE and having manufactured, supplied and distributed gasoline containing MTBE. The plaintiffs in the six cases, all in California, are municipalities and governmental authorities. The plaintiffs allege, in part, that the defendants are liable for manufacturing or distributing a defective product. The suits generally seek individual, unquantified compensatory and punitive damages and attorney’s fees. We intend to vigorously assert our defenses against these claims. The names of the courts in which the proceedings are pending and the date instituted are as follows:

Name of Case	Name of Court where proceeding is pending	Date Instituted
The People of the State of California et al., v. Atlantic Richfield Company et al. Tesoro Petroleum Corporation and Tesoro Refining and Marketing Company	Superior Court of California, County of Sacramento	October 31, 2003
City of Fresno v. Chevron USA Inc., et al. Tesoro Petroleum Corporation and Tesoro Refining and Marketing Company, Inc.	United States District Court of Southern District of New York	October 29, 2004
Orange County Water District v. Unocal Corporation et al. Tesoro Petroleum Corporation and Tesoro Refining and Marketing Company, Inc. Tesoro Corporation and Tesoro Refining and Marketing Company	United States District Court of Southern District of New York	October 28, 2004
City of Pomona v. Chevron USA Inc. Tesoro Corporation and Tesoro Refining and Marketing Inc.	United States District Court of Southern District of New York	January 16, 2009
Great Oaks Water Company v. USA Petroleum Corporation, et al. Tesoro Corporation and Tesoro Refining and Marketing Company	Superior Court of California, County of Santa Clara	January 4, 2010
City of Santa Barbara v. Chevron USA, Inc., et al. Tesoro Refining and Marketing Company	Superior Court of California, County of Contra Costa	April 6, 2010

Please see our draft disclosure to comment No. 5 below to add a Total column to our table of contractual obligations as described in Item 303(a)(5) of Regulation S-K. Our intent is add a total column in “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” on page 26 of our 2009 Form 10-K, with the following disclosure in our 2010 Form 10-K:

Securities and Exchange Commission
February 8, 2011

Long-Term Commitments

Contractual Commitments

We have numerous contractual commitments for purchases associated with the operation of our refineries, debt service and leases (see Notes J and N in our consolidated financial statements in Item 8). We also have minimum contractual spending requirements for certain capital projects.

The following table summarizes our annual contractual commitments as of December 31, 2010 (in millions):

Contractual Obligation	Total	2011	2012	2013	2014	2015	Thereafter
Long-term debt obligations
Capital lease obligations
Operating lease obligations
Crude oil supply obligations
Other purchase obligations
Capital expenditure obligations
Other Noncurrent Liabilities
Total Contractual Obligations	$ [ ]	$ [ ]	$ [ ]	$ [ ]	$ [ ]	$ [ ]	$ [ ]

Form 8-K filed January 18, 2011

3.
We note your disclosure regarding the Tesoro Corporation Executive Severance and Change in Control Plan.  Please provide your analysis regarding whether you have provided all disclosure required by Item 5.02(e) of Form 8-K.  In that regard, it does not appear that you have provided a brief description of all material terms and conditions of the plan, and the amounts payable to the relevant officers under the plan.

Response:

In response to the Staff’s comment, we have amended the Form 8-K to include the additional information.  We filed a Form 8-K/A with the Commission on February 7, 2011.

Securities and Exchange Commission
February 8, 2011

……………………………………………………………………………………………..

The Company acknowledges that:

1.	the Company is responsible for the adequacy and accuracy of the disclosure in this filing;

2.	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to this filing; and

3.	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We would be pleased to discuss any questions or comments the Staff may have regarding our responses set forth above to the comments contained in the Staff’s February 2, 2011 letter.  Please direct any comments or questions regarding our responses to the Staff’s comments to Mr. G. Scott Spendlove, the Company’s Senior Vice President and Chief Financial Officer, at (210) 626-4692 or by facsimile at (210)745-4560.

Sincerely,

 /s/ G. Scott Spendlove
G. Scott Spendlove
Senior Vice President and Chief Financial Officer

cc:       Parker Morrill (Securities and Exchange Commission)
Laura Nicholson (Securities and Exchange Commission)
Charles Strauss (Fulbright & Jaworski L.L.P.)